July 19, 2021



David Baum, Esq.
Alston & Bird LLP
The Atlantic Building
950 F Street NW
Washington, D.C. 20004

               Re:    Monachil Credit Income Fund
                      File Nos. 333-257241 and 811-23709

Dear Mr. Baum:

        On June 21, 2021, you filed a registration statement on Form N-2 for Monachil Credit
Income Fund (the    Fund   ). Our comments are set forth below. For
convenience, we generally
organized our comments using the headings, defined terms and page numbers from the registration statement. Where a comment is made with respect to the disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

1. Inasmuch as Section 8(c) of the Securities Act of 1933 (   Securities Act
) relates to post-
   effective amendments, please remove the check from the box next to    when
declared
   effective pursuant to Section 8(c)   .
PROSPECTUS
Cover Page
2. The third sentence on the cover page states that the Fund intends to operate as an interval fund. Please disclose the anticipated frequency of Repurchase Offers and the price to be paid for repurchased Shares. Please also add a cross-reference to the section of the prospectus that
   describes the Fund   s repurchase policies.
3. The Fund   s investment objective is to provide investors with current income and attractive
   risk-adjusted returns with relatively low correlation to the public equity and fixed income
   markets. Please disclose in plain English what the phrase    risk-adjusted
returns    means.
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July 19, 2021

4. The first sentence under    Principal Investment Strategies    states that
the Fund intends to
   generate returns by investing across an array of credit and asset backed sectors. Inasmuch as
   the Fund does not only seek to    generate returns   , please disclose how
the Fund intends to
   provide investors with current income and to achieve attractive risk-adjusted returns with relatively low correlation to the public equity and fixed income markets. Please ensure the disclosure addresses how the Fund intends to achieve low correlation to the fixed income markets, inasmuch as the Fund will invest significantly in fixed income securities.
5. Since the Fund   s name includes    Credit   , please disclose an investment
policy to invest at
   least 80% of the Fund   s net assets (plus borrowings for investment
purposes) in debt
   securities. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940
(   1940 Act   ).
   Please also identify the types of debt securities in which the Fund will invest for purposes of this policy.
6. The first sentence under    Principal Investment Strategies    identifies
infrastructure
   contracted assets   . Please revise this term to clarify what these
investments are.
7. Please disclose the Fund   s credit quality and maturity policy with respect
to its investments.
   If the Fund invests in below investment grade debt as part of its principal strategies, please
   disclose this ability and disclose a reference to    junk bonds   .
8. The second sentence of the second paragraph under    Principal Investment
Strategies    states
   that the Fund applies its investment restrictions, leverage limitations, and compliance policies and procedures, on a look-through basis, to the Subsidiary. Please replace a look-through
   basis to    with    an aggregate basis with   .
9. Please tell us the percentage of the Fund   s assets that will be invested
in the Subsidiary at the
   Fund   s launch. We may have more comments after reviewing your response.
10. The cover page includes a cross reference to the Principal Risk Factors section of the prospectus. Inasmuch as the Fund will use leverage, please add a cross-reference to the
    prospectus disclosure regarding the risks associated with the Fund   s use
of leverage. See
    Item 1.1.j. of Form N-2; Guide 6 to Form N-2.
11. The cover page sets forth bolded bullet points setting forth certain risks of investing in the
    Fund. Please disclose a bolded bullet point that the amount of distributions the Fund may pay, if any, is uncertain.
12. If the Fund intends to rely on Rule 30e-3 under the 1940 Act, please disclose the information required by Item 1.1.l. of Form N-2.
Fund Summary     The Fund and the Shares (pages 4     5)
13. The first sentence of the third paragraph of this section states that, simultaneous with the
    Fund beginning to accept offers to purchase Shares, the Predecessor Fund will be reorganized
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   with and transfer substantially all of its portfolio securities into the Fund. Please respond to the following comments.
   a. Disclose how the Predecessor Fund will reorganize with the Fund. In particular, disclose whether the Predecessor Fund will receive Fund Shares in exchange for transferring substantially all of its portfolio securities to the Fund and if the Predecessor Fund will
      hold these Shares or distribute them to the Predecessor Fund   s
investors and be dissolved.
   b. Explain to us how the reorganization complies with Section 17(a)(1) of the 1940 Act.
      See also GuideStone Financial, SEC No-Action Letter (pub. avail. Dec. 27,
2006).
   c. Describe to us in detail the portfolio securities that will be transferred from the
      Predecessor Fund to the Fund. We may have more comments after reviewing your
      response.
14. The last sentence of this section states that the Investment Manager has contractually agreed
    to    absorb the impact    of any taxes that would be owed by the Fund in
certain circumstances.
    Please describe with greater specificity how the Investment Manager would absorb the impact of these taxes. Please also disclose in the fee table, as a separate line item, the estimated tax expense of failing to qualify as a RIC. Please also include the Investment
    Manager   s reimbursement of a portion of the estimated tax expense in the
line item    Amount
    Absorbed Under the Expense Limitation Agreement   . We may have more
comments after
    reviewing your response.
Fund Summary     Investment Objective and Strategies (pages 5     6)
15. The second sentence of this section identifies    factoring    and
royalties    as credit
    instruments in which the Fund will invest. Please disclose in plain English what factoring and royalties are.
16. The fourth sentence of this section indicates that the Fund may hold pools of nonperforming loans. Please disclose that nonperforming loans are in default. Please also disclose how
    investing in nonperforming loans are consistent with the Fund   s
investment objective of
    providing investors with, among other things, current income.
17. The third to last sentence of this section states that the Fund and the Subsidiary each complies with the provisions of the 1940 Act regarding capital structure. Please revise this sentence to state that the Fund and the Subsidiary comply with the provisions of the 1940 Act regarding capital structure on an aggregate basis.
Fund Summary     Fees and Expenses (pages 6     8)
18. The fourth to last sentence of this section states that the Investment Manager may recoup amounts waived or assumed, provided it is able to effect such recoupment and remain in
    compliance with the current Expense Limit. Please replace    current
Expense Limit    with
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      the expense limit in effect at the time of waiver or the expense limit in effect at the time of recoupment.
Fund Summary     The Offering (pages 8     9)
19. The third sentence on page 9 states that the Fund reserves the right to reject, in its sole discretion, any request to purchase shares in the Fund at any time. Please disclose the circumstances in which the Fund would reject a purchase request. We may have additional comments after reviewing your response.
Fund Summary     Distribution Policy (page 9)
20. If the Fund expects to make distributions that consist primarily of returns of capital, please
    prominently disclose on the prospectus cover page that the Fund   s
distributions may consist
    primarily of a return of capital and an explanation of the consequences of return of capital distributions (e.g., that the distribution does not represent income but is a return of the
    shareholder   s initial investment which will lower his or her basis in
Fund shares, potentially
    subjecting shareholders to paying higher taxes upon sale of Fund shares).
21. The second paragraph of this section references the DRIP. Please disclose in the prospectus the information regarding the DRIP required by Item 10.1.e. of Form N-2.
22. The third and fourth sentences of the second paragraph of this section states that the Fund reserves the right to cap the aggregate amount of income dividends and/or capital gains distributions that are made in cash and that any such cap amount will be pro-rated among electing Shareholders. Please explain to us the legal basis for the Fund
s ability to cap the
    level of income dividends and/or capital distributions that are made in cash. We may have more comments after reviewing your response.
Fund Summary     Repurchase Offers (pages 9     10)
23. The third sentence of this section states that if the value of Shares tendered for repurchase exceeds the value the Fund intends to repurchase, the Fund will generally repurchase less than the full number of Shares tendered. Please revise the reference to
value of Shares    to
    instead indicate the amount of Shares. See Rule 23c-3(b)(5) under the 1940 Act.
Fund Summary     Summary of Taxation (page 10)
24. The second sentence of this section states that, prior to reaching $60 million in assets, the
    Fund may not satisfy the diversification requirements to qualify as a RIC under the Code.
    Please describe why the Fund would not satisfy the diversification requirements prior to
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July 19, 2021

    reaching $60 million in assets. Please also describe the consequences to Shareholders of the
    Fund not qualifying as a RIC under the Code.
Fund Fees and Expenses (pages 12     13)
25. Please add a parenthetical to the line item    Incentive Fees    stating
the percentage amount of
    the incentive fee (e.g.,    15% of pre-incentive fee net investment income
 ).
26. Please confirm to us that the Acquired Fund Fees and Expenses line item will reflect expenses of any BDCs in which the Fund invests.
27. Footnote 6 states that the Incentive Fee is based on the Fund   s
performance. Please identify
    the class of Shares whose performance on which the Incentive Fee is based. Use of Proceeds (page 14)
28. The first sentence of this section states that the proceeds from the sale of Shares will be invested as soon as practicable after receipt. Please disclose with greater specificity the time period for the use of proceeds. See Item 7.2. of Form N-2.
Investment Objectives and Strategies     Investment Strategies and Investment
Process
(page 14)
29. Please revise the heading of this section to insert    Principal    before
  Investment Strategies   .
    Please move disclosure of non-principal strategies to a different section. See Items 8.2. and
    8.4. of Form N-2 and Instruction 1 to Item 8.4 of Form N-2.
30. The first paragraph of this section identifies the various investments the Fund will make but, among other things, repeats certain types of investments multiple times ( pools of corporate
    loans   ;    pools of performing and nonperforming loans   ;    loans   ;
 collateralized loan
    obligations   ) and uses terms that are not clear (e.g.,    infrastructure
assets   ;    contracted
    assets   ). The    Types of Investments    section below also, to some
extent, repeats the
    disclosure included here. Please clearly disclose in one section the principal types of investments in which the Fund will invest.
31. The second to last sentence of the first paragraph of this section states that the Investment
    Manager intends to generally hedge certain risks associated with investments in jurisdictions outside the United States, including currency risk and sovereign risk. Please identify the instruments the Fund will use to hedge these risks and disclose the corresponding risks of such instruments in the Principal Risk Factors section.
32. If the Fund will invest in covenant-lite loans as part of its principal strategies, please identify covenant-lite loans here and disclose the corresponding risks of such loans in the Principal
    Risk Factors section.
33. The first sentence of the third paragraph of this section states that the Fund may act as an originator of loans and other credit assets. Please identify all of the credit assets that the
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July 19, 2021

   Fund will originate. Please also disclose the following regarding origination of loans and credit assets by the Fund. We may have more comments after reviewing your response.
   a. Any limits on loan/credit asset origination by the Fund, including a description of any
      limits imposed by the Fund   s fundamental investment restrictions that
the Fund may
      make loans except as prohibited under the 1940 Act and rules and regulations thereunder
      (as disclosed on page 4 of the Statement of Additional Information);
   b. Description of overall loan/credit asset selection process, including maturity and duration of individual loans/credit assets, borrower and loan types and geographic location of the borrower;
   c. Description of Fund   s underwriting standards for these loans/credit
assets;
   d. Whether the Fund will be involved in servicing the loans/credit assets and, if so, a description of its servicing obligations; and
   e. Whether the Fund will set up its own online lending platform to originate these loans/credit assets.
34. Please confirm that expenses of originating loans/credit assets will be reflected in the fee table.
35. Please confirm that the Fund will update underlying valuation data with respect to each individual loan that it originates at least as often as it calculates its NAV. Also, please disclose that originated loans will be valued on an individual loan level, fair valuation will be performed using inputs that incorporate borrower level data which is updated as often as the
    Fund   s NAV is calculated and the type of information that will be used to value loans.
Investment Objectives and Strategies     Investment Strategies and Investment
Process
Types of Investments (pages 14     15)
36. The first sentence of this section states that the Fund may acquire convertible securities. If
    the Fund expects to invest in contingent convertible securities (   CoCos
), the Fund should
    consider what, if any disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund expects to invest in CoCos, the characteristics of the CoCos (e.g., credit quality, conversion triggers). If CoCos will be a principal type of investment, please disclose a description of CoCos and provide appropriate risk disclosure.
37. The first sentence of this section states that the Fund may acquire derivatives, including credit default swaps. Please disclose in an appropriate location that, to the extent derivatives
    are counted towards the Fund   s policy to invest at least 80% of assets in
debt securities,
    derivatives will be valued based on market value. See Rule 35d-1(a)(2)(i) under the 1940
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   Act. Also, please disclose if the Fund will sell credit default swaps and the corresponding risks of doing so.
38. The last sentence of the first paragraph of this section states that the Fund may enter into
    certain transactions    to hedge exposure for the Fund   s Portfolio.
Please disclose in greater
    detail what exposure these transactions would hedge against and how these transactions would function as a hedge.
39. The first sentence of the second paragraph of this section identifies structures where the originator co-invests with the Fund, proportionally sharing in the risk, with certain protections provided to the Fund. Please describe these investments in greater detail.
40. The second sentence of the second paragraph states that    in an ordinary
market
    environment,    the majority of these investments will be in categories (i)
and (ii). Please
    disclose what an ordinary market environment is.
41. The first sentence of the third paragraph states that the Investment Manager may invest the
    Fund   s assets in loans directly or through special purpose vehicles, partnerships and other
    structures (   SPVs   ). Please describe the Fund   s ownership of the SPVs
(e.g., wholly-owned
    or primarily controlled by the Fund). Please also respond to the following comments regarding SPVs that are wholly-owned or primarily controlled by the Fund.
   a. Disclose any of the SPV   s principal investment strategies or principal
risks that constitute
      principal investment strategies or principal risks of the Fund.
   b. Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the SPV.
   c. Disclose that each investment adviser to the SPV complies with the provisions of the
      1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Also file the investment advisory agreement between the SPV and its investment adviser as an exhibit to the registration statement. See Item 25.2.k. of Form N-2.
   d. Disclose that each SPV complies with the provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the SPV.
   e. Confirm to us that the financial statements of each wholly-owned SPV will be
      consolidated with those of the Fund.
   f. Confirm to us that (a) a SPV   s management fee (including any
performance fee) will be
      included in the    Management Fee    line item of the fee table and an
SPV   s expenses will
      be included in the    Other Expenses    line item of the fee table; (b)
if an SPV is not
      organized in the U.S., the SPV and its board of directors will agree to designate an agent for service of process in the U.S.; and (c) a SPV and its board of directors will agree to
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       inspection by the staff of the SPV   s books and records, which will be
maintained in
       accordance with Section 31 of the 1940 Act.
Investment Objectives and Strategies     Investment Strategies and Investment
Process
The Subsidiary (pages 16     17)
42. The fourth sentence in this section states that the Subsidiary may also hold cash or invest in other instruments, including fixed income securities. Please disclose with greater specificity the other instruments in which the Subsidiary may invest.
43. Please respond to the following comments with respect to the Subsidiary.
   a. Disclose any of the Subsidiary   s principal investment strategies or
principal risks that
      constitute principal investment strategies or principal risks of the
Fund.
   b. Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.
   c. Disclose that the investment adviser to the Subsidiary complies with the provisions of the
      1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Also file the investment advisory agreement between the Subsidiary and its investment adviser as an exhibit to the registration statement. See Item 25.2.k. of Form N-2.
   d. Confirm to us that (a) the Subsidiary   s expenses (other than the
Management Fee) will be
      included in the    Other Expenses    line item of the fee table; (b) the
Subsidiary and its
      board of directors will agree to designate an agent for service of process in the U.S.; and
      (c) the Subsidiary and its board of directors will agree to inspection by the staff of the
      SPV   s books and records, which will be maintained in accordance with
Section 31 of the
      1940 Act.
44. The last sentence of the second paragraph of this section states that the Fund and the
    Subsidiary will test for compliance with certain investment restrictions on a consolidated basis, except that with respect to its investments in certain securities that may involve leverage, the Subsidiary will comply with the asset segregation requirements to the same
    extent as the Fund. Please delete    certain    before    investment
restrictions    and delete the
    exception for securities that may involve leverage.
Principal Risk Factors     General Fund/Structure Risks (pages 17     23)
45. Disclosure on page 18 describes the risks of    Repurchase Offers; Limited
Liquidity   . Please
    enhance disclosure of the risks of Repurchase Offers (e.g., the possibility of a material change in net asset value between the date a Shareholder is notified of a repurchase and the
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   pricing date of the repurchase; that Fund repurchases of Shares will be a taxable event to
   Shareholders).
46. Disclosure on page 18 describes the risks of    Illiquid Investments   .
The first sentence of the
    risk factor identifies pools of consumer assets, credit assets and other structured finance as assets. Please identify all types of investment in which the Fund intends to invest that raise the risks described in this risk factor. Please also clarify what consumer assets are.
47. Disclosure on page 20 describes the risks of    Dependence on the
Investment Manager   . If
    the Investment Manager does not have experience managing registered investment
    companies, please disclose the risks of such inexperience.
48. Disclosure on page 21 describes the risks of    Portfolio Turnover   . If
frequent trading is a
    principal strategy of the Fund, please describe such strategy in the section describing the
    Fund   s principal strategies.
Principal Risk Factors     Investment Related Risks (pages 23     27)
49. Inasmuch as the Fund will invest significantly in below investment grade debt securities,
    please disclose    Interest Rate Risk    and the    High Yield Debt    risk
(set forth in the Strategy-
    Specific Risks section) more prominently.
50. Disclosure on page 23 describes    Market Risk   . This risk factor
describes risks associated
    with global market developments and disruptions, including those arising from public health emergencies, and the possible impact on the Fund. Please consider whether
the Fund   s
    disclosures, including risk disclosures should be revised based on how these events may affect the Fund and its investments and investment process. If you believe that no additional disclosure is warranted, please explain to us why not.
51. A number of risk factors describe investments that are not identified in
the Fund   s strategies,
    including Eurozone Risk, Co-Investment Opportunities, Focused Investment Risk, High
    Yield Debt, Mezzanine Debt, Marketplace Lending, Equity Investments, Preferred Securities,
    and Private Investment Funds. Please disclose these investments in the section describing the
    Fund   s principal strategies or explain to us why that is not appropriate.
52. Disclosure on page 25 describes    Interest Rate Risk   . Please consider
reflecting the current
    low interest rate environment in this risk factor. See IM Guidance Update 2016-02, Fund
    Disclosure Reflecting Risks Related to Current Market Conditions (March
2016).
Principal Risk Factors     Strategy Specific Risks (pages 27     41)
53. Disclosure on page 29 describes    Valuation Risk   . The last sentence of
this risk factor refers
    to a    coincident tender offer   . Inasmuch as disclosure consistently
describes the Fund offers
    as repurchase offers, please replace this reference to    tender offer
with    repurchase offer   .
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July 19, 2021

54. Disclosure on page 30 describes    Focused Investment Risk   , which
indicates that the Fund
    may focus its investments in particular industries or particular countries or regions. If the
    Fund will be focused on particular industries or countries or regions at launch, please disclose the specific risks of those industries, countries or regions, in this section of the prospectus.
55. Disclosure on page 31 identifies a    Direct Lending Risk    and a
Direct Origination Risk   . If
    these risk factors describes risks of the same strategy, please consolidate both risk factors into a single risk factor.
56. The first sentence of the second paragraph of the    Direct Origination
Risk    states that the
    Fund may originate certain of its investments with the expectation of later syndicating a portion of such investment to third parties. Please describe this syndication in detail in the
    section describing the Fund   s principal strategies, including how the
Fund may syndicate
    assets, including the types of assets it may syndicate, the types of vehicles the Fund will use to do so (including whether or not all such vehicles will be wholly-owned subsidiaries of the
    Fund), the types of securities the vehicles will issue (e.g., debt, equity), how the vehicles will issue securities (e.g., in private placements), and what recourse debt holders will have against
    the Fund   s assets. Please also explain to us whether the sale of
interests by a syndicated
    vehicle involves the issuance of a senior security by the Fund. If so, please explain to us how this issuance would comply with Sections 18(a)(1) and 18(c) of the 1940 Act. We may have more comments after reviewing your response.
57. Disclosure on page 32 describes the risks of    Asset-Backed Securities   .
The first sentence of
    the second paragraph notes the risk of investing in subordinated or residual tranches. If the
    Fund will invest in subordinated or residual tranches of asset-backed securities as part of its principal strategies, please identify such investments in the section that
describes the Fund   s
    principal strategies.
58. Disclosure on pages 33 and 34 describes the risks of    Repurchase
Agreements and Reverse
    Repurchase Agreements   . Please disclose the risks resulting from the fact
that reverse
    repurchase agreements are akin to a borrowing by the Fund.
59. Disclosure on page 35 describes the risks of    Marketplace Lending   .
Please disclose the
    upper limit of the Fund   s assets that can be invested in Marketplace
Lending instruments and
    the types of Marketplace Lending instruments that would be included under this limit. We may have more comments after reviewing your response.
60. Disclosure on page 38 describes the risks of    Investment Funds    and
Private Investment
    Funds   . Please disclose in an appropriate location that the Fund considers investments in
    underlying funds in which it invests when determining compliance with its policy to invest at least 80% of assets in debt securities. Please also disclose the upper
limit of the Fund   s
    assets that will be invested in private investment funds (including private investment funds
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July 19, 2021

   that purchase marketplace loans identified in the risk factor    Marketplace
Lending    on page
   35) and the types of private investment funds in which the Fund will invest and the section of the 1940 Act such funds rely on to avoid registration. We may have more comments after reviewing your response.
61. Disclosure on page 39 describes    Segregation and Coverage Risk   . Please
update this risk
    factor to reflect the adoption of Rule 18f-4 under the 1940 Act and the possible effects on the
    Fund.
62. Disclosure on page 40 describes the risks of    Non-U.S. Investments   . If
investing in
    emerging markets is a principal strategy of the Fund, please set forth the risks of investing in emerging markets as a separate risk factor and tailor the disclosure regarding emerging
    market risks to the Fund   s intended emerging market investments. See ADI
2020-11,
    Registered Funds    Risk Disclosure Regarding Investments in Emerging
Markets.
Management of the Fund (pages 41     43)
63. Disclosure on page 42 identifies the Fund   s portfolio managers as those
who currently have
    primary responsibility for management of the Fund. Please clarify the roles that the portfolio managers play in managing the Fund. For example, please disclose whether one individual serves as lead portfolio manager (and is therefore primarily responsible for managing the
    Fund   s portfolio) or whether all portfolio managers are jointly and primarily responsible for
    managing the Fund   s portfolio. See Instruction to Item 9.1.c. of Form
N-2.
64. Please disclose the time periods for Mr. Pryor   s work experience to
clarify that the disclosure
    describes his business experience for at least the last five years. See
Item 9.1.c. of Form N-2.
65. Inasmuch as the Predecessor Fund has less than one full calendar year of performance, please delete the Predecessor Fund Performance section. See Instruction 4.g.(2)(B) to Item 24 of
    Form N-2; MassMutual Institutional Funds, SEC No-Action Letter (pub. avail. Sept. 28,
    1995).
Management Fees (pages 43     44)
66. Please disclose a graphical presentation of the Incentive Fee and an example of how it is applied.
Distributor (pages 44     45)
67. The sentence on pages 44 and 45 states that the financial intermediary will be the shareholder of record, although customers may have the right to vote shares depending on their arrangement with the intermediary. Please explain to us the legal basis permitting an arrangement that does not permit a shareholder to vote Fund shares.
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68. The first full paragraph on page 45 states that the Fund will indemnify the Distributor for certain losses and claims. Please disclose that the Fund will not indemnify the Distributor for the actions described in Section 17(i) of the 1940 Act.
69. The second sentence of the second paragraph on page 45 states that the Fund may elect to reduce, otherwise modify or waive the sales charge with respect to any Shareholder. Please identify all such reductions, modifications and waivers in the prospectus.
70. The third sentence of the second paragraph states that no sales charge is expected to be
    charged with respect to certain parties    in the Fund   s sole discretion
 . Since sales charge
    waivers must be applied uniformly, please delete    in the Fund   s sole
discretion   .
Distribution and Service Plan (pages 45     46)
71. The fourth sentence of this section states that the Distribution and Service Plan will allow the
    Fund to pay servicing fees to    qualified recipients   . Please disclose
who qualified recipients
    include and the services provided by the qualified recipients.
Quarterly Repurchase Offers (page 50)
72. Please add sub-headings to the disclosure in this section and the next section (Repurchase
    Offer Procedures) to make the disclosure easier to read and understand.
73. The first sentence of the third paragraph of this section states that, for each Repurchase Offer,
    the Board will set an amount between 5% and 25% of the Fund   s Shares.
Please disclose the
    percentage amount that the Fund currently expects to repurchase and the expected frequency of such repurchases.
74. The first sentence of the fourth paragraph of this section states that Shareholders will be notified in writing of each quarterly Repurchase Offer and the date the Repurchase Offer ends. Please disclose when Repurchase Request Deadlines are expected to occur and when
    Shareholder Notifications are expected to be sent to Shareholders.
Repurchase Offer Procedures (pages 50     52)
75. The third sentence of the third paragraph of this section states that the Fund may accept all shares tendered for repurchase by Shareholders who own less than $[ ] worth of Shares and who tender all of their Shares, before prorating other amounts tendered. Please replace $[ ]
    with a number of shares which is less than 100. See Rule 23c-3(b)(5)(i) under the 1940 Act.
76. The fourth sentence of the third paragraph of this section states that the Fund will accept the total number of Shares tendered in connection with required minimum distributions from an
    IRA or other qualified retirement plan. As this is not permitted by Rule 23c-3(b)(5) under the 1940 Act, please delete this sentence.
 David Baum, Esq.
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July 19, 2021

Calculation of Net Asset Value     General (pages 53     55)
77. The first sentence of the second paragraph states that the Fund   s
Valuation Committee will
    oversee the valuation of the Fund   s investments on behalf of the Fund.
Please replace
       Valuation Committee    with    Board of Trustees    or, alternatively,
disclose that the
    Valuation Committee is a committee of the Board of Trustees.
Taxation of the Fund (pages 56     59)
78. The first sentence of the second paragraph of this section states that the Fund intends to qualify as a RIC. Please revise this disclosure to describe the expected tax treatment of the
    Fund before it reaches $60 million in assets.
79. Disclosure on page 58 describes tax consequences of    Sales, Exchanges And
Redemptions   .
    Please disclose the tax consequences of Fund repurchases of Shares and possible related portfolio sales made in order to fund Share repurchases.
STATEMENT OF ADDITIONAL INFORMATION
Fundamental Policies (pages 3     5)
80. Please confirm that the Fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investment should
    be allocated when determining the Fund   s compliance with its
concentration policy.
81. Please disclose that the Fund will consider the holdings of underlying funds in which it invests when determining compliance with its concentration policy.
82. The last sentence of the first paragraph of this section states that, within the limits of the fundamental policies of the Fund, the management of the Fund has reserved freedom of action. Please revise this sentence to clarify that, since the Fund must comply with its fundamental policies, it has no freedom of action to operate outside of those policies.
83. Disclosure on page 4 under    Non-Fundamental Policies    identifies a
policy that the Fund
    may not invest directly in real estate and a policy that the Fund may purchase or sell certain commodities. Please incorporate these non-fundamental policies into fundamental policy (4).
Financial Statements (page 20)
84. Please inform us which financial statements of the Predecessor Fund will be included in a future pre-effective amendment. Please also tell us if the financial statements will be audited under AICPA or PCAOB auditing standards and if they will be compliant with
Article 12 of
    Regulation S-X. See Regulation S-X 6-11.
 David Baum, Esq.
Page 14
July 19, 2021

PART C     OTHER INFORMATION
Item 25. Financial Statements and Exhibits
85. Please include hyperlinks for all Exhibits that have been filed. See Instruction 7 to Item 25.2 of Form N-2.
86. Please revise Exhibits (e), (g), (h), (j)(1), (k)(1), (k)(2), (k)(4) and
(p) to delete    Form of   .
87. Please confirm that the opinion and consent of Alston & Bird LLP to be filed by amendment is consistent with Staff Legal Bulletin 19.
Item 34. Undertakings
88. Please revise the undertakings set forth in Item 34 to reflect the undertakings in Form N-2 as amended effective August 2020. Also, please do not include undertaking
34.1.
Signature Page
89. We note that the Board of Trustees has not been entirely selected and that the registration statement has been signed by only one Trustee. Please ensure that once the Board of
    Trustees has been properly constituted, a pre-effective amendment to the registration statement will be signed by a majority of Trustees. See Section 6(a) of Securities Act.
GENERAL COMMENTS
90. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.
91. We note that many portions of your filing are incomplete or to be updated by amendment
    (e.g., fee table, information regarding Trustees). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.
92. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities
    Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.
93. Please advise us if you have submitted or expect to submit any exemptive applications or no-
    action requests in connection with your registration statement. Please also tell us when you expect to submit applications for the Fund to issue multiple classes of shares and to permit co-investment.
94. Response to this letter should be in the form of a pre-effective amendment filed pursuant to
    Rule 472 under the Securities Act. Where no change will be made in the filing in response to
 David Baum, Esq.
Page 15
July 19, 2021

      a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
                                          * * * * *
       If you have any questions prior to filing a pre-effective amendment, please call me at
(202) 551-6782.

                                                                Sincerely,

                                                                /s/ Anu Dubey

                                                                Anu Dubey
                                                                Senior Counsel
cc:      Michael Spratt
         Michael Shaffer